U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549               SEC File #
                                                                   0-6088
                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING            Cusip #
                                                                  270312200

Form 10-KSB [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [ ]   Form N-SAR

                    For Period Ended: December 31, 1999
                                      ----------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
					EARTH SCIENCES, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
    					8100 SouthPark Way, B-2
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City, State, Zip Code  Littleton, CO 80120

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 XX  (a) The reasons described in reasonable detail in Part III of this form
 --      could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report on Form 10-KSB will be
 XX      filed on or before the fifteenth calendar day following the prescribed
 --      due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
 XX      has been attached if applicable.
 --

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.

The Company will be unable to file its Form 10-KSB for the year ended December 31, 1999 by March 30, 2000 as a result of the time required for its accountants to complete their examination and issue their opinion on the Company's consolidated financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark H. McKinnies			                  303	     	      734-1727
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     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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EXPLANATION OF ANTICIPATED CHANGES IN RESULTS OF OPERATIONS
Management expects to report a net loss of $6,845,000 in 1999 as compared to $5,440,000 in 1998. There are three reasons for the increase in the net loss.
1)	The Company idled it solvent extraction plant in Calgary, as previously disclosed.
2)	The Company wrote-off certain previously deferred exploration and development costs in the amount of $1,223,000 due to a change in accounting principle that is inseparable from a change in accounting estimate, as previously disclosed,
3)	The Company adopted SOP 98-5 and accordingly incurred a one-time non-
cash write-off of $2,603,000 for previously capitalized start up costs in the fourth quarter of 1999.
These items were partially offset by improved operations at the Company's ADA subsidiary.

                             EARTH SCIENCES, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2000                    By: /s/ Mark H. McKinnies
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                                         Mark H. McKinnies, President and Chief
                                         Financial Officer